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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           PHYSICIANS' SPECIALTY CORP.
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                                (Name of issuer)

                     COMMON STOCK, par value $.001 per share
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                         (Title of class of securities)

                                    718934102
     -----------------------------------------------------------------------
                                 (CUSIP number)

                                 Robert DiProva
                             Chief Financial Officer
                           Physicians' Specialty Corp.
                              1150 Lake Hearn Drive
                                    Suite 640
                             Atlanta, Georgia 30342
                                 (404) 256-7535
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  June 14, 1999
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box |X|.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

--------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 718934 10 2                                          Page 2 of 6 Pages


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     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ramie A. Tritt, M.D.
                  ###-##-####

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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]

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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS*

             OO, PF

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)
                                                                             [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

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       NUMBER OF           7   SOLE VOTING POWER

        SHARES                      78,184

     BENEFICIALLY      ------- -------------------------------------------------

     OWNED BY EACH         8   SHARED VOTING POWER

       REPORTING                    1,761,257

        PERSON         ------- -------------------------------------------------

         WITH              9   SOLE DISPOSITIVE POWER

                                    78,184

                       ------- -------------------------------------------------

                          10   SHARED DISPOSITIVE POWER

                                    1,761,257

                       ------- -------------------------------------------------

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,839,441

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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [X]

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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.9%

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    14     TYPE OF REPORTING PERSON *

                  IN

---------- ---------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               PAGE 3 OF 6 PAGES

ITEM 1.       SECURITY AND ISSUER.

         The Securities to which this statement relates are shares of common stock, par value $.001 per share (the "Common Stock"), of Physicians' Specialty Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1150 Lake Hearn Drive, Suite 640, Atlanta Georgia 30342.

ITEM 2.       IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of Ramie A. Tritt, M.D. Dr. Tritt's principal occupation is Chairman and President of Physicians' Specialty Corp., 1150 Lake Hearn Drive, Suite 640, Atlanta, Georgia 30342 and President of Atlanta ENT. Dr. Tritt is a United States Citizen.

         During the last five years, Dr. Tritt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Dr. Tritt has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 1,839,441 shares beneficially owned by Dr. Tritt (i) 305,945 of the shares of Common Stock were acquired in connection with the organization of the Issuer with personal funds; (ii) 1,455,312 of the shares were acquired in connection with the reorganization of the Issuer and sale of certain assets and stock to the Issuer; (iii) 75,000 shares are issuable upon exercise of options that are exercisable within 60 days and (iv) 3,184 shares were acquired by members of Dr. Tritt's family with personal funds.

ITEM 4.       PURPOSE OF TRANSACTION.

         On June 14, 1999, the Issuer, TA MergerCo.Inc ("Merger Sub") and certain investment funds affiliated with TA Associates, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into the Issuer (the "Merger"). The separate existence of Merger Sub will cease upon consummation of the Merger, and the Issuer will be the surviving corporation in the Merger (the "Surviving Corporation").

         In connection with the Merger, Dr. Tritt, as well as certain other stockholders of the Issuer holding an aggregate of approximately 39.6% of the outstanding shares of Common Stock, have entered into a voting agreement with Merger Sub (the "Voting Agreement"), pursuant to which such stockholders have agreed, so long as the Voting Agreement remains in effect, among other things, to (i) vote their shares of Common Stock (as well as shares of Common Stock that may be issued upon the exercise of stock options held by such stockholders) in favor of approval and adoption of the Merger Agreement and the Merger, either directly or through the grant of an irrevocable proxy to Merger Sub to vote such shares in such manner and (ii) abide by certain restrictions on the transfer of shares of Common Stock owned by each such stockholder. The Voting Agreement will terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement
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                                                               PAGE 4 OF 6 PAGES

pursuant to its terms. Approval and adoption of the Merger Agreement and the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock.

         The purpose of the Voting Agreement is to facilitate the consummation of the Merger.

         References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by references to the copies of the Merger Agreement, which is incorporated into this Schedule 13D by reference, and the Voting Agreement included as Exhibit 2 to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) Dr. Tritt beneficially owns 1,839,441 shares, representing approximately 19.9% of the outstanding Common Stock of the Issuer (assuming, for purposes of this calculation, that 75,000 shares issuable upon exercise of Dr. Tritt's options that are exercisable within 60 days are deemed outstanding).

               - Of these shares, 1,761,257 shares directly owned by Dr. Tritt (representing 19.2% of the outstanding shares) are subject to the Voting Agreement. By virtue of the Voting Agreement, Dr. Tritt and Merger Sub may be deemed to have shared voting power (on certain matters) and shared dispositive power with respect to these shares.

               - In addition, in the event Dr. Tritt exercises options exercisable within 60 days to purchase up to 75,000 shares, those shares will also become subject to the Voting Agreement. As of June 14, 1999, Dr. Tritt retains sole power to vote and dispose of these shares.

               - Of these shares, 3,184 shares are owned by members of Dr. Tritt's family and are not subject to the Voting Agreement. Dr. Tritt's family members retain sole voting and dispositive power over these shares.

Reference is made to the Voting Agreement, included as Exhibit 2 to the
Schedule 13D, the terms of which are incorporated by reference into this Item 5.

         (c) Other than as set forth in this Item 5(a)-(b), there have been no transactions in the shares of Common Stock effected during the last 60 days by Dr. Tritt.

         (d) Other than as set forth in this Item 5(a)-(b), No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Dr. Tritt's Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Items 3 through 5 is hereby incorporated herein by reference. A copy of the Merger Agreement is incorporated into this Schedule 13D by reference and a copy of the Voting Agreement is included as Exhibit 2 to this Schedule 13D.

         In connection with the Merger, the TA Fund, certain other investment funds affiliated with TA Associates and certain of the stockholders of the Issuer who are parties to the Voting Agreement, including Dr. Tritt, have entered into a Stock Purchase Agreement, dated June 14, 1999, pursuant to which the TA Fund and such other investment funds will purchase an aggregate of 396,001 shares of Common Stock (including shares issuable upon exercise of options held by Dr. Tritt) from Dr. Tritt immediately prior to the consummation of the Merger. Dr. Tritt's remaining shares of Common Stock will be converted into shares of the surviving corporation. All of these shares of Common Stock are subject to the Voting Agreement, as described in Item 5 hereof.



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                                                               PAGE 5 OF 6 PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

No.                                Description
---                                -----------
1                 Agreement and Plan of Merger, dated as of June 14, 1999, by and among Physicians' Specialty Corp., TA MergerCo, Inc.,
                  TA/Advent VIII L.P., TA/Atlantic and Pacific IV L.P., TA
                  Investors LLC and TA Executives Fund LLC [incorporated herein by reference from Physicians' Specialty Corp.'s Current Report on Form 8-K, filed June 18, 1999].

2 Voting Agreement, dated as of June 14, 1999, by and among Physicians' Specialty Corp., TA MergerCo, Inc. and the stockholders of Physicians' Specialty Corp. identified on the signature pages thereto.

3 Stock Purchase Agreement, dated as of June 14, 1999, by and among TA/Advent VIII L.P., TA Atlantic and Pacific IV L.P., TA
                  Investors LLC and TA Executives Fund LLC and the stockholders of Physicians' Specialty Corp. identified on the signature pages thereto.

         This statement speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.



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                                                               PAGE 6 OF 6 PAGES


                                   SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ Ramie A. Tritt
                                            ------------------------------------
                                            Ramie A. Tritt, M.D.

                                            June 25, 1999